Mail Stop 0306


April 18, 2005



VIA U.S. MAIL AND FAX (408) 830-9531

Mr. Robert G. Gargus
Chief Financial Officer
Silicon Image, Inc.
1060 East Arques Avenue
Sunnyvale, California 94085

	Re:	Silicon Image, Inc.
		Form 10-K for the year ended December 31, 2004 & related materials
		Form 8-K filed January 25, 2005


Dear Mr. Gargus:

      We have reviewed your filing and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 24

Annual Results of Operations - Page 35

1. We note you have included multiple non-GAAP financial measures that exclude the effects of stock compensation expense. Item 10(e)(1)(ii)(B) of Regulation S-K prohibits the exclusion of items identified as non-recurring, infrequent or unusual items. While there is no per se prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items. Revise your filing to remove the non-GAAP financial measures. Alternatively, provide details that demonstrate the usefulness of the non-GAAP financial measures and provide all of the disclosures required by Item 10(e)(1) of Regulation S-K for each non-GAAP financial measure presented. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.

Item 9A. Controls and Procedures - Page 66

2. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer, and Chief Accounting Officer concluded that
[your] disclosure controls and procedures as of the end of the period covered by this report were effective in ensuring that all material information required to be disclosed in the reports [you] file and submit under the Securities and Exchange Act of 1934 has been made known to them on a timely basis and that such in formation has been properly recorded, processed, summarized and reported, as required."
The language that appears after the word "effective" appears superfluous since the definition of disclosure controls and procedures is included in Rule 13a-15(e) of the Exchange Act. Revise to state simply, if true, that your management determined your disclosure controls and procedures were effective. Alternatively, if you wish to include the definition of disclosure controls and procedures, please revise so that it matches the definition included in Rule 13a-15(e) of the Exchange Act.







Consolidated Financial Statements

Note 2 - Business Combinations - Page 84

3. We noted that you recorded a non-operating gain of approximately
$4.6 million in the year ended December 31, 2003 related to a settlement whereby you received 949,780 escrowed shares. Please supplementally tell us and revise your filing to disclose the following:

a) Discuss how you originally accounted for the shares that were placed into escrow at the date of acquisition.  Refer to paragraph
26
of SFAS 141.

b) Describe in detail the events and circumstances that led you to make a claim against the escrow pools.

c) Describe how such events resulted in you recording a $4.6 million gain in 2003. Address why you concluded that this amount should not have been recorded as a reduction to the original cost of the acquired entity. Cite the accounting literature upon which you based your conclusion.

Exhibit 31 - Certifications of Chief Executive Officer and Chief
Financial Officer

4. We noted that the certifications filed as Exhibits 31.1 and
31.2
were not in the proper form. Further, we note you filed an amended Form 10-K on April 1, 2005 that included the proper certifications on a standalone basis. In light of the fact that the certification relates to the entire Form 10-K, the amendment you filed on April 1,
2005 should have included the entire filing, not just the signature pages. Refer to Question 17 of Sarbanes-Oxley Act of 2002 Frequently
Asked Questions document, which can be found on our website at www.sec.gov. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in
Item 601(b)(31) of Regulation S-K.


Form 8-K dated January 25, 2005

5. We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all disclosures required by Item 10(e)(1)(i) of Regulation S-K are included for each separate non-GAAP measure. Please delete this presentation from all future Forms 8-K.

If you continue to present non-GAAP information, Item 2.02 of Form
8-
K requires that disclosures "furnished" include information that complies with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Accordingly, in addition to the reconciliation for each non-GAAP measure, you must also provide statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantive to each individual measure. Refer to SEC Release 33-8176 and also Question 8 of the FAQ
Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented. Provide us with a full sample of your proposed disclosure.


* * * * * * * *


      As appropriate, please amend your 10-K for the year ending December 31, 2004 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
824-
5506, Kevin Vaughn at (202) 824-5387 or me at (202) 942-7903 if
you
have any questions regarding these comments.



							Sincerely,



							Michele Gohlke
							Branch Chief


Mr. Robert G. Gargus
Silicon Image, Inc.
April 18, 2005
Page 5